TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES REPORTS NEW GOLD MINERALIZATION
DISCOVERED ON 100%-OWNED WEST RIDGE PROPERTY

For Immediate Release, September 29, 2004, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC; Pinksheet Symbol: TRYLF) wishes to announce the discovery of a new zone of gold mineralization on its 100%-owned West Ridge property in the Fairbanks District, Alaska.

Rock and soil sampling was conducted in August approximately 1,600 meters west of the Old Glory prospect where the Company discovered significant gold mineralization in 2003 (see News Release dated April 28, 2004). Exploration in the newly discovered area was prompted by past soil sampling conducted by Amax Gold that indicated anomalous gold and arsenic in soils on the ridgeline between Moose Creek #1 and Moose Creek #2. Initial sampling consisted of 14 soil samples and 20 rock samples collected from hand-dug pits.

One of two areas selected for this work returned soil samples containing gold values ranging up to 848 ppb with elevated arsenic and antimony values. Gold, arsenic and antimony values were consistently higher in soil samples collected over granodiorite intrusive host rocks suggesting a possible genetic association between the intrusive rocks and gold mineralization. Rock samples collected from the same hand-dug pits where soil samples were collected returned gold values ranging up to 4,350 ppb (4.3 gpt or 0.127 opt). Gold was associated with anomalous arsenic and antimony and was hosted by iron oxide stained quartz-bearing intrusives and quartz-mica schist of the Fairbanks Schist. The extent of the mineralization is open to expansion beyond the areas sampled to date in 2004.

Based on the positive results from preliminary sampling, additional soil and rock sampling will be conducted in October with the goal of defining future drilling targets for this part of the West Ridge property. The 100%-owned West Ridge property is two miles south of the Kinross’s True North deposit, and six miles north of the Fort Knox deposit, which was reported to contain 4 million ounces of gold at a grade of 0.03 opt gold.

All geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus a multi-element suite via ICP methods with four-acid digestion. Blanks submitted with reconnaissance samples suggest no unusual or spurious geochemical results. The qualified person responsible for this news release is Curt Freemen, M.Sc. P. Geo.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), where the Company is drilling a high-grade placer deposit, and has recently discovered an intrusive with indicator minerals similar to that of Kinross’s Fort Knox Deposit, and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Investor Relations
877-549-GOLD (4653)
604-681-2992
1070 – 777 Hornby Street
Vancouver, BC V6Z 1S4

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.